EXHIBIT 99.1

Brookfield Asset Management Reports Third Quarter 2017 Results

BROOKFIELD, NEWS, Nov. 09, 2017 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (Euronext:BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended September 30, 2017.

Bruce Flatt, CEO of Brookfield, stated that: "We closed a number of acquisitions during the quarter and have disposed of numerous assets, achieving excellent results. Assets under management increased to over $265 billion and with fundraising advancing on our next real estate opportunity fund we are well positioned for continued growth.”

Operating Results

Net income and funds from operations ("FFO") both grew significantly on a comparable basis as operating results for the third quarter benefited from the ongoing expansion of our business through fundraising, acquisitions, development projects and operating improvements.

Net income, prior to tax, was strong compared to last year, at $1.3 billion versus $1.0 billion in 2016, due to the aforementioned operating improvements and increased fair value gains. After including the impact of tax, which reflected a $1.0 billion tax recovery in the prior year quarter, net income was $992 million compared to $2 billion.

FFO from operating activities was $564 million, a 15% increase from the 2016 quarter. Growth in fee related earnings was 8% due to continued expansion of fee bearing capital, as our listed issuers generated strong growth in their capital base, and higher incentive distributions. Invested capital FFO increased by 19% due to contributions from acquisitions, particularly in our infrastructure business, higher generation and pricing in our renewable power business and gains on short-term portfolio investments. FFO inclusive of disposition gains and realized carried interest was $809 million, slightly less than last year's amount of $883 million, which included a higher level of disposition gains. Disposition gains in the current quarter included gains on the sales of several office properties as well as the sale of a portion of our investment in Norbord.

Dividend Declaration

The Board declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on December 29, 2017 to shareholders of record as at the close of business on November 30, 2017. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Highlights

Our fee bearing capital has reached $120 billion, an 8% increase over September 2016.

The capitalization of our listed issuers increased during the quarter as a result of strong market performance and capital deployment. During the quarter, we did not close any major funds although it is expected the first close of our real estate opportunity fund will occur in the fourth quarter.

Following the quarter, we announced the acquisition of Center Coast Capital, a Houston-based SEC-registered investment advisor, focusing on energy infrastructure investments, with over $4 billion in fee bearing capital. This transaction will strengthen and expand our public securities investment offerings, and our retail distribution capabilities.

We made progress on several significant transactions during and following the quarter.

We recently completed the acquisition of a 51% interest in TerraForm Power and continued to advance the 100% acquisition of TerraForm Global. These transactions will deploy $1.4 billion into a high quality portfolio of solar and wind generation projects.

We continued to advance our direct corporate credit business and expect to build up this business over time, as we see direct credit as an area where we can leverage our existing expertise by underwriting investments in businesses that we understand well. During the quarter, we sourced a $650 million direct loan, of which half was syndicated at closing. We funded the other half from our balance sheet as a seed asset for our new fund strategies.

In addition to deploying capital in new investments, we have a large capital backlog of over $14 billion of organic growth projects across our various lines of business.

In real estate, our team is managing a robust $7 billion pipeline of development projects. Within our core office business, we have 10 million square feet of development underway, including $3 billion of premier office building development ongoing in London, as well as $2 billion core office development ongoing within North America. The major renovation of our 5 Manhattan West office tower was recently completed and is now fully leased. During the current quarter, we signed a 15-year lease with Amazon to occupy the remaining 360,000 square feet in the building, adding to a marquee group of tenants. We are also focused on re-purposing real estate assets, in particular in the retail sector within our GGP and Rouse portfolios.

Our infrastructure business remains focused on executing on its large backlog, which currently stands at $3.5 billion. Key projects include our utility connections in the U.K. regulated distribution business, network expansion opportunities in our French communications infrastructure business, and progressing several major expansion projects within our Brazilian toll road and electricity transmission operations.

Across our remaining businesses, we have a pipeline of over 1,000 megawatts being developed in our renewable power business and numerous follow-on capital projects throughout our private equity business.   These projects continue to provide us with opportunities to put capital to work at very attractive returns, including in markets or sectors where acquisitions are highly priced.

We made progress on selling several investments and raised significant capital.

In our real estate operations, we agreed to sell Gazeley, an industrial real estate business in Europe for €2.4 billion, representing a gross multiple of over 4.5 times and 47% compound IRR.

We have substantial capital resources at our disposal, consisting of over $17 billion of third-party private fund commitments and $9 billion of core liquidity from cash and financial assets and from undrawn committed credit facilities, to pursue further opportunities.

During the quarter, three of our listed issuers raised additional equity, which we participated in, in order to solidify their liquidity for the next wave of growth. We also issued C$300 million of perpetual preferred shares and $550 million of notes due in 2047.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to Funds From Operations (“FFO”).

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2017 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended September 30, 2017, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors reviewed and approved this document, including the summarized unaudited consolidated financial statements, prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2017 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on November 9, 2017 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 1744#).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $265 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30	December 31
	2017	2016
Assets
Cash and cash equivalents	$4,538	$4,299
Other financial assets	5,860	4,700
Accounts receivable and other	11,300	9,133
Inventory	6,648	5,349
Assets classified as held for sale	2,304	432
Equity accounted investments	28,155	24,977
Investment properties	56,923	54,172
Property, plant and equipment	47,130	45,346
Intangible assets	14,628	6,073
Goodwill	5,310	3,783
Deferred income tax assets	1,781	1,562
Total Assets	$184,577	$159,826

Liabilities and Equity
Accounts payable and other	$17,045	$11,915
Liabilities associated with assets classified as held for sale	1,004	127
Corporate borrowings	5,705	4,500
Non-recourse borrowings
Property-specific mortgages	58,095	52,442
Subsidiary borrowings	9,487	7,949
Deferred income tax liabilities	12,233	9,640
Subsidiary equity obligations	3,677	3,565
Equity
Preferred equity	4,196	3,954
Non-controlling interests	50,171	43,235
Common equity	22,964	22,499
Total Equity	77,331	69,688
Total Liabilities and Equity	$184,577	$159,826

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED FOR THE PERIODS ENDED SEP. 30 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016
Revenues	$12,276	$6,285	$27,721	$17,476
Direct costs	(10,034)	(4,590)	(21,753)	(12,568)
Other income and gains	(29)	325	236	391
Equity accounted income	505	454	1,090	1,041
Expenses
Interest	(932)	(825)	(2,640)	(2,407)
Corporate costs	(24)	(20)	(69)	(68)
	1,762	1,629	4,585	3,865
Fair value changes	132	(59)	141	358
Depreciation and amortization	(643)	(541)	(1,755)	(1,538)
Income tax	(259)	992	(503)	556
Net income	$992	$2,021	$2,468	$3,241

Net income attributable to:
Brookfield shareholders	$228	$1,036	$416	$1,478
Non-controlling interests	764	985	2,052	1,763
	$992	$2,021	$2,468	$3,241

Net income per share
Diluted	$0.20	$1.03	$0.32	$1.41
Basic	0.20	1.05	0.32	1.44

SUMMARIZED FINANCIAL RESULTS

UNAUDITED FOR THE PERIODS ENDED SEP. 30 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Last Twelve Months Ended
	2017	2016	2017	2016
Asset management	$211	$178	$922	$695
Real estate	382	545	1,736	1,759
Renewable power	45	49	203	192
Infrastructure	87	89	357	334
Private equity and other	113	107	440	529
Cash and financial assets	54	8	163	63
Interest expense and operating costs	(83)	(93)	(298)	(368)
Funds from operations[1,2]	$809	$883	$3,523	$3,204

Per share	$0.79	$0.87	$3.47	$3.15

UNAUDITED FOR THE PERIODS ENDED SEP. 30 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Last Twelve Months Ended
	2017	2016	2017	2016
FFO from operating activities[2]	$564	$491	$2,252	$2,056
Realized carried interest[3]	25	—	177	—
Realized disposition gains[2]	220	392	1,094	1,148
Funds from operations[1,2]	809	883	3,523	3,204
Realized disposition gains not in income	(185)	(231)	(945)	(672)
Fair value changes	(137)	(104)	(895)	80
Depreciation and amortization	(221)	(222)	(884)	(868)
Income tax	(38)	710	(210)	412
Net income attributable to shareholders	$228	$1,036	$589	$2,156

Per share	$0.20	$1.03	$0.46	$2.07

Notes:

1. Non-IFRS measure – see Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 8
2. Excludes amounts attributable to non-controlling interests
3. Excludes carried interest generated that is subject to future investment performance

EARNINGS PER SHARE

UNAUDITED FOR THE PERIODS ENDED SEP. 30 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Last Twelve Months Ended
	2017	2016	2017	2016
Net income	$992	$2,021	$2,565	$4,428
Non-controlling interests	(764)	(985)	(1,976)	(2,272)
Net income attributable to shareholders	228	1,036	589	2,156
Preferred share dividends	(35)	(33)	(139)	(134)
Net income available to common shareholders	$193	$1,003	$450	$2,022

Weighted average shares	958.9	959.1	958.8	958.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	21.6	18.8	16.5	18.2
Shares and share equivalents	980.5	977.9	975.3	977.1

Diluted earnings per share	$0.20	$1.03	$0.46	$2.07

Notes:

1. Includes management share option plan and escrowed stock plan

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

UNAUDITED FOR THE PERIODS ENDED SEP. 30 (US$ MILLIONS)	Three Months Ended		Last Twelve Months Ended
	2017	2016	2017	2016
Net income	$992	$2,021	$2,565	$4,428
Equity accounted fair value changes and other non-FFO items	(15)	(18)	546	159
Fair value changes	(132)	59	347	(952)
Depreciation and amortization	643	541	2,237	1,968
Deferred income taxes	162	(1,030)	441	(503)
Realized disposition gains in fair value changes or prior periods[1]	232	235	1,079	996
Non-controlling interests	(1,073)	(925)	(3,692)	(2,892)
Funds from operations[1,2]	$809	$883	$3,523	$3,204

Notes:

1. Non-IFRS measure – see Basis of Presentation on page 3
2. Excludes amounts attributable to non-controlling interests